Exhibit 99.1

Tiziana Life Sciences CEO to Present at

Annual BIO CEO & Investor Conference

February 10, 2022, New York, NY – Tiziana Life Sciences Ltd (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company enabling breakthrough immunotherapies via novel routes of drug delivery, announced today that Dr Kunwar Shailubhai, Chief Executive Officer and Chief Scientific Officer, will be presenting at the upcoming 2022 BIO CEO & Investor Conference being held at the Marriott Marquis in NYC on February 14-15 and virtually through the 17th.

Management will be available for 1x1 investor meetings on February 14-15. Register here to request a meeting with management.

Presentation Focus:

Tiziana is developing proprietary and novel formulation technologies to enable alternative routes of immunotherapy. Tiziana’s lead programs are focused on developing the fully-human antibody, foralumab via varied modes of delivery, alone or in combination to address different therapeutic indications. Data from clinical and animal studies support the underlying hypothesis that nasally administered foralumab acts via site-targeted immunomodulation. This concept was further validated by clinical data from a recently completed study with nasally administered foralumab in COVID-19 patients.

Further, interim data from a clinical study in a patient with secondary progressive multiple sclerosis (SPMS) also indicated that the treatment was not only well-tolerated, but it also produced clinical response after three months of treatment. Consequently, the Food and Drug Administration (FDA) reviewed the safety data and allowed continuation of dosing. Six-month treatment results in this patient will be reported in the first quarter of 2022.

A similar mechanism of site-targeted immunomodulation exists for orally administered foralumab for treatment of inflammatory bowel diseases (IBD) such as Crohn’s Disease and ulcerative colitis. Recently, Tiziana submitted an amended Investigational Drug Application (IND) for a Phase 1b study evaluating safety and tolerability of orally administered foralumab in patients with mild-to-moderate Crohn’s Disease. The study is expected to conclude in the fourth quarter of this year.

About Tiziana Life Sciences Ltd

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

About BIO and the BIO CEO and Investor Conference

The Biotechnology Innovation Organization (BIO) is the world’s largest advocacy organization representing biotechnology companies, academic institutions, state biotechnology centers and related organizations across the United States and in more than 30 other nations. BIO members are involved in the research and development of innovative healthcare, agricultural, industrial and environmental biotechnology products. BIO also produces the BIO International Convention, the world’s largest gathering of the biotechnology industry, along with industry-leading investor and partnering meetings held around the world. Hosted annually by the Biotechnology Innovation Organization for over 20 years, the annual CEO & Investor Conference is focused on emerging public and private companies, offering a meeting place for institutional investors, industry analysts and senior biotech executives.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ’anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

Contact:

Investors:

Irina Koffler

LifeSci Advisors

Tel: (646) 970-4681

ikoffler@lifesciadvisors.com

Tiziana Life Sciences Ltd

Hana Malik, Business Development, and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com